Filed by Mereo BioPharma Group plc pursuant to
Rule 425 under the Securities Act of 1933, as amended

Subject Company: OncoMed Pharmaceuticals, Inc.

Date: February 22, 2019.
(Subject Company Commission File No.: 001-35993)

Mereo BioPharma Group plc

(“Mereo”)

Update on Proposed Transaction with OncoMed Pharmaceuticals

Mereo continues to expect that the Proposed Transaction will close in the first half of 2019

London, 22 February 2019 – Mereo BioPharma Group plc (AIM: MPH), a clinical stage, UK-based, biopharmaceutical company focused on rare and specialty diseases, announces today that it has formally requested the withdrawal of its previously-filed IPO registration statement on Form F-1 as it continues to progress with its business combination (the “Proposed Transaction”) with OncoMed Pharmaceuticals, Inc. ("OncoMed”). As previously announced, it is Mereo’s intention, subject to successful completion of the Proposed Transaction, that Mereo will have a NASDAQ American Depositary Receipt ("ADR") Level III listing, in addition to its existing AIM listing.

Mereo continues to make good progress towards the closing of the Proposed Transaction following the filing of Mereo’s registration statement on Form F-4. The Form F-4 remains subject to review and comment by the SEC and will, when filed in definitive form, constitute a prospectus of Mereo in the United States and the proxy statement of OncoMed for the vote of its stockholders on the Proposed Transaction.

The Proposed Transaction is expected to close in the first half of 2019, subject to the approval of OncoMed's stockholders, any approval that may be required from Mereo's shareholders and other customary closing conditions.

The Form F-4 is available free of charge on the SEC website (www.sec.gov), on OncoMed's website (http://cms2.oncomed.com/investors/financial-information/sec-filings) and on Mereo's website (https://www.mereobiopharma.com/investors-page/sec-filings/).

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialisation of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo's strategy is to selectively acquire product candidates that have already received significant investment from pharmaceutical companies and that have substantial preclinical, clinical and manufacturing data packages. Each of Mereo's four product candidates has previously generated positive clinical data for Mereo's target indication or in a related indication. Since inception Mereo has commenced large, randomised, placebo-controlled Phase 2 clinical trials for all four of the product candidates:

•	BPS-804 for osteogenesis imperfecta (OI). Mereo recently announced completion of enrolment with 112 adult patients in a Phase 2b dose ranging study with some initial data expected in the H1 2019 and top-line dose ranging data in late 2019. A pediatric Phase 3 study design has also been approved by the EMA. BPS-804 has orphan designation in the US and EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•	MPH-966 for alpha-1 antitrypsin deficiency (AATD). Mereo recently announced first patient in a Phase 2 dose ranging study in the US with data expected in late 2019;

•	BCT-197 for acute exacerbations of COPD (AECOPD). Mereo announced positive Phase 2 data in May 2018; and

•	BGS-649 for hypogonadotropic hypogonadism (HH). Mereo announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018.

For Further Enquiries:

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford
Jamil Miah

FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Jill Steier